

November 10, 2011

Via E-mail
Ms. Ilona Svinta, President, Controller and Director
NYC Moda, Inc.
547 N Yale Avenue
Villa Park IL 60181

      Re: NYC Moda, Inc.
              Amendment No. 3 to Registration Statement on Form S-1
              Filed October 26, 2011
              File No. 333-175483

Dear Ms. Svinta:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A, filed October 26, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 17

1. We note your revised disclosure in response to comment six of our letter dated September 27, 2011 and partially reissue the comment. Please revise to clarify the estimated costs associated with each milestone. We continue to note your minimum cost exceeds the minimum amount set forth for certain milestones such as the "$3^{rd} – 4^{th}$ month" and "5th to 6th month." Please clarify.

Statement of Cash Flows, page 43

2. We note the statement of cash flows is incomplete. Please revise to include the missing sections, i.e., the cash flows from operating and investing activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United State

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director